UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1  )


NAME OF ISSUER:  NTELOS Holdings Corporation

TITLE OF CLASS OF SECURITIES:  Common

CUSIP NUMBER:  67020Q107

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[X]	Rule 13d-1(b)
	[ ]	Rule 13d-1(c)
	[ ]	Rule 13d-1(d)

CUSIP NO.  67020Q107

(1)   Names of Reporting Persons            MELLON FINANCIAL CORPORATION
      SS or IRS Identification Nos. Of Above Person   IRS No. 25-1233834

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)   (        ) (b)  (        )

(3)   SEC use only

(4)   Citizenship or Place of Organization                  Pennsylvania

Number of Shares             (5)  Sole Voting Power            1,565,028
Beneficially
Owned by Each                (6)  Shared Voting Power 		       0
Reporting Person
With                         (7)  Sole Dispositive Power       1,677,428

                             (8)  Shared Dispositive Power             0

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person  1,677,428

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (see Instructions)                                (        )

(11)  Percent of Class Represented by Amount in Row (9) 	4.05

(12)  Type of Reporting Person (See Instructions)              HC

                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   SCHEDULE 13G
                  (Under the Securities and Exchange Act of 1934)

Item 1(a)  Name of Issuer:  NTELOS Holdings Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:
                                                   401 Spring Lane, Suite 300
                                                   P.O. Box 1990
                                                   Waynesboro, VA   22980

Item 2(a)  Name of Person Filing:  Mellon Financial Corporation and any other reporting person(s) identified on the
                                   second part of the cover page(s) and
     				   Exhibit I.

Item 2(b)  Address of Principal Business Office, or if None, Residence:
                                             c/o Mellon Financial Corporation
                                             One Mellon Center
                                             Pittsburgh, Pennsylvania 15258
                                             (for all reporting persons)

Item 2(c)  Citizenship:                      See cover page and Exhibit I.

Item 2(d)  Title of Class of Securities:     Common

Item 2(e)  CUSIP Number:  67020Q107

Item 3     See Item 12 of cover page(s) ("Type of Reporting
           Person") for each reporting person.

               BK = Bank as defined in Section 3(a)(6) of the Act

               IV = Investment Company registered under Section 8 of the
                    Investment Company Act of 1940

               IA = Investment Advisor registered under Section 203 of the
                    Investment Advisors Act of 1940

               EP = Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                    Section 240.13-d(1)(b)(1)(ii)(F)

               HC = Parent Holding Company, in accordance with Section
                    240.13-d(1)(b)(1)(ii)(G)

Item 4  Ownership:  See Item 5 through 9 and 11 of cover page(s)
                    as to each reporting person.

The amount beneficially owned includes, where appropriate, securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days. The securities reported herein as beneficially owned may exclude securities of the issuer with respect to which voting and/or dispositive power is exercised by subsidiaries of Mellon Financial Corporation, or departments or units thereof, independently from the exercise of those powers over the securities reported herein. See SEC Release No. 34-39538(January 12, 1998). The filing of this Schedule 13G shall not be construed as an admission that Mellon Financial Corporation, or its direct or indirect subsidiaries, including Mellon Bank, N.A., are for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this
Schedule 13G.

The following information applies if checked: (     ) Mellon Bank, N.A. is the
trustee of the issuer's employee benefit plan (the "Plan"), which is subject to ERISA. The securities reported include all shares held of record by Mellon Bank, N.A. as trustee of the Plan which have not been allocated to the individual accounts of employee participants in the Plan. The reporting person, however, disclaims beneficial ownership of all shares that have been allocated to the individual accounts of employee participants in the Plan for which directions have been received and followed.

Item 5 Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( X )

Item 6  Ownership of More than Five Percent on Behalf of Another
Person: All of the securities are beneficially owned by Mellon Financial Corporation and direct or indirect subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is ( )

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:
        See Exhibit I.

Item 8  Identification and Classification of Members of the Group:     N/A

Item 9  Notice of Dissolution of Group:                                N/A



Item 10 Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This filing is signed by Mellon Financial Corporation on behalf of all reporting entities pursuant to Rule 13d-1(f)(1) promulgated under the Securities and Exchange Act of 1934, as amended.

Date:  July 10, 2006

MELLON FINANCIAL CORPORATION

By:  /s/ DAVID BELSTERLING
    --------------------------
      David Belsterling
      First Vice President
      Mellon Bank, N.A.
      Attorney-In-Fact for
      Mellon Financial Corporation

				EXHIBIT I

The shares reported on the attached Schedule 13G are beneficially owned by the following direct or indirect subsidiaries of Mellon Financial Corporation, as marked (X):

(A)	The Item 3 classification of each of the subsidiaries listed below is
	Item 3(b) Bank as defined in Section 3(a)(6) of the Act.
(X)	Mellon Bank, N.A. (parent holding company of MMIP, LLC, Mellon Equity
	Associates, LLP, Laurel Capital Advisors, LLP, Mellon Trust of Delaware, National Association)
(X)	Mellon Trust of New England, National Association (parent holding
	company of Equity (DE)	Trust 1, Equity (DE) Trust 2, Franklin Portfolio
	Holdings, LLC)
( )	Mellon Private Trust Company, National Association
( )	Mellon Trust of California
( )	Mellon Trust of Delaware, National Association
( )	Mellon Trust of New York, LLC
( )	Mellon Trust of Washington

(B)	The Item 3 classification of each of the subsidiaries listed below is
	"Item 3(e) Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940."

( )  	Boston Safe Advisors, Inc.
(X)  	The Dreyfus Corporation (parent holding company of Dreyfus Service
	Corporation)
( )  	Dreyfus Service Corporation (parent holding company Founders Asset
	Management LLC)
( )  	Founders Asset Management LLC
( )  	Franklin Portfolio Associates LLC
( )  	Laurel Capital Advisors, LLP
(X)  	Mellon Capital Management Corporation
( )  	Mellon Equity Associates, LLP
( )  	Mellon Global Investments Limited
( )  	Newton Capital Management Limited
( )  	Standish Mellon Asset Management Company LLC
(X)  	The Boston Company Asset Management, LLC.


(C)	The Item 3 classification of each of the legal entities listed below is
	"Item 3(g) Parent Holding Company, in accordance with
	Section 240.13d-I(b)(ii)(G)."

(X)	Mellon Financial Corporation
(X)	MBC Investments Corporation (parent holding company of Mellon Capital
	Management Corporation)
( )	MMIP, LLC (parent holding company to Laurel Capital Advisors, LLP,
	Mellon Equity Associates, LLP)
( )	The Boston Company, Inc. (parent holding company of Mellon Trust of
	California, Mellon Private Trust Company, National Association, Mellon
	Trust of New York, LLC and Mellon Trust of Washington)
( )	Franklin Portfolio Holdings, LLC (parent holding company of Franklin
	Portfolio Associates, LLC)
(X)	TBCAM Holdings, LLC (parent holding company of Boston Safe Advisors,
	Inc., The Boston Company Asset Management, LLC)
(X)	Equity (MA) Trust (parent holding company of Boston Safe Advisors,
	Inc., Franklin Portfolio Holdings, LLC, Franklin Portfolio Associates,
	LLC, TBCAM Holdings, LLC, The Boston Company Asset Management, LLC)
(X)	Equity (DE) Trust 1 and Equity (DE) Trust 2 (parent holding companies
	of Equity (MA) Trust)
( )	Newton Management Limited (parent holding company of all Newton entities listed in (B) above)
( )	Mellon International Limited (parent holding company of Newton Management
        Limited)
( )	Neptune LLC (parent holding company of Mellon International Limited)
( )	Fixed Income (MA) Trust (parent holding company of Standish Mellon Asset
	Management Company LLC)
( )	Fixed Income (DE) Trust (parent holding company of Fixed Income (MA) Trust)


NOTE: ALL OF THE LEGAL ENTITIES LISTED UNDER (A) AND (B) ABOVE ARE DIRECT OR INDIRECT SUBSIDIARIES OF MELLON FINANCIAL CORPORATION. BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS BY ANY ONE OF THE SUBSIDIARIES OR INTERMEDIATE PARENT HOLDING COMPANIES LISTED ABOVE IS REPORTED ON A JOINT REPORTING PERSON PAGE FOR THAT SUBSIDIARY ON THE ATTACHED SCHEDULE 13G AND IS INCORPORATED IN THE TOTAL PERCENT OF CLASS REPORTED ON MELLON FINANCIAL CORPORATION'S REPORTING PERSON PAGE. (DO NOT ADD THE SHARES OR PERCENT OF CLASS REPORTED ON EACH JOINT REPORTING PERSON PAGE ON THE ATTACHED SCHEDULE 13G TO DETERMINE THE TOTAL PERCENT OF CLASS FOR MELLON FINANCIAL CORPORATION).